AXA EQUITABLE LIFE INSURANCE COMPANY ("AXA EQUITABLE")

                            ENDORSEMENT APPLICABLE TO
                    CREDITS APPLIED TO ANNUITY ACCOUNT VALUE

When issued with this Endorsement, this [Certificate/Contract] provides for an amount, referred to as a "Credit," to be allocated to your Annuity Account Value on the Transaction Date of each Contribution.

CREDITS

Each Credit is a percentage of the Contribution to which it relates. Each Credit is allocated pro rata to the Investment Options in the same proportions as the Contribution to which it relates. If you exercise your right to cancel this [Certificate/Contract] under the ["Ten Days to Cancel"] provision (described on the cover page) the amount payable will be reduced by the amount of the Credit. [However, the amount payable will reflect any investment gain or loss applicable to the Credit.]

The applicable Credit Percentage is based on total Contributions during the first Contract Year less any withdrawals during the first Contract Year, determined from the following table:

           FIRST YEAR TOTAL CONTRIBUTION        CREDIT PERCENTAGE APPLIED TO ALL
           RECEIVED                             CONTRIBUTIONS

           [Less than $500,000]                 [4%]
           [$500,000 to $999,999.99]            [4.5%]
           [$1 million and greater]             [5%]

CONDITIONS RELATING TO CREDITS

     1. The amount applied to an Annuity Benefit will be reduced by any Credits applicable to subsequent Contributions made during the [three years] immediately preceding the Annuity Commencement Date.

     2. The Annuity Commencement Date may not be earlier than the [fifth Contract Date anniversary.]

     3. A Credit will apply to a subsequent Contribution only to the extent that the sum of that Contribution and all prior Contributions exceeds the sum of all withdrawals under your [Certificate/Contract].

     4. If the Annuitant dies during the [twelve month] period following our receipt of a Contribution to which a Credit was applied, such Credit will be deducted on a pro rata basis from the Annuity Account Value in the Investment Funds and the Guaranteed Interest Account. IF THE FIXED MATURITY OPTIONS ARE AVAILABLE, THE FOLLOWING LANGUAGE WILL APPEAR [If there is insufficient value or no value in the Investment

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          Funds and the Guaranteed Interest Account, any additional amount required or the total amount of the charge, as applicable, will be withdrawn from the FMOs, if available, in order of the earliest Expiration Date(s) first. IF GPB 2 IS ELECTED, THE FOLLOWING SENTENCE WILL APPEAR [If there is insufficient value or no value in the FMOs other than the Special Ten Year FMO, any remaining portion of the charge or the total amount of the charge, as applicable, will be withdrawn from the Special Ten Year FMO.] This deduction will occur on the date we receive due proof of death and other beneficiary requirements at the Processing Office. If there is more than one Beneficiary under the [Contract/Certificate], the date of receipt of due proof and other beneficiary requirements first received by us from a Beneficiary is the date we use to determine the deduction of such Credit. For the purpose of any Death Benefit provision of your [Certificate/Contract] that, upon death of the Annuitant, compares the Annuity Account Value with any other applicable Death Benefit, the Annuity Account Value used in the comparison will reflect a reduction equal to the amount of such Credit. Credits are deducted from the Annuity Account Value before any such comparison is made.

If an Expected First Year Contribution Amount is indicated in the Data Pages:

        If an Expected First Year Contribution Amount is indicated in the Data Pages, the amount indicated will be used initially to determine your Credit Percentage from the above table. If an additional Contribution received during the First Contract Year brings your First Year Total Contributions to a level that qualifies you for a higher Credit Percentage, the higher Credit Percentage will be applied to all Contributions, and an adjustment for prior Credits will be made on the Transaction Date of such additional Contribution. The amount of such adjustment will be equal to the difference in the Credit Percentages multiplied by the total Contributions to which the lower rate had been applied. This amount will be allocated among the Investment Options in the same proportion as such additional Contribution. On the first Contract Anniversary Date, we will compare your Expected First Year Contribution Amount indicated in the Data Pages to the actual amount you contributed in the first Contract Year. If the credit percentage applicable to the First Year Total Contributions is less than the credit percentage applied based on the Expected First Year Contribution Amount indicated in the Data Pages, we will recover an amount equal to the difference in the Credit Percentages multiplied by the total Contributions to which the higher rate had been applied.

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If an Expected First Year Contribution Amount is not indicated in the Data
Pages:

         If an Expected First Year Contribution Amount is not indicated in the Data Pages, the amount of the initial Contribution will be used initially to determine your Credit Percentage from the above table. If an additional Contribution received during the First Contract Year brings your First Year Total Contributions to a level that qualifies you for a higher Credit Percentage, the higher Credit Percentage will be applied to all Contributions, and an adjustment for prior Credits will be made on the Transaction Date of such additional Contribution. The amount of such adjustment will be equal to the difference in the Credit Percentages multiplied by the total Contributions to which the lower rate had been applied. This amount will be allocated among the Investment Options in the same proportion as such additional Contribution.

The Credit Percentage applied to each Contribution after the first Contract Year will be the Credit Percentage in effect on the first Contract Anniversary Date.

For purposes of this Endorsement, a "subsequent Contribution" is any Contribution after the initial contribution.

AXA EQUITABLE LIFE INSURANCE COMPANY, A STOCK LIFE INSURANCE COMPANY.

/s/ Christopher M. Condron               /s/ Karen Field Hazin
Christopher M. Condron                   Karen Field Hazin, Vice President,
Chairman and Chief Executive Officer     Secretary and Associate General Counsel

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